

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2026

Charles F. Wagner, Jr.
Executive Vice President and Chief Operating & Financial Officer
Vertex Pharmaceuticals, Inc.
50 Northern Avenue
Boston, MA 02210

> **Re: Vertex Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2025**
> **File No. 000-19319**

Dear Charles F. Wagner Jr.:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences